SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


NAME OF ISSUER:  Angeles Participating Mortgage Trust

TITLE OF CLASS OF SECURITIES:  Class A Shares

CUSIP NUMBER:   034642108000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    August 14, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  034642108000


1.       NAME OF REPORTING PERSON:   American Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:   191,700

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:   191,700

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   191,700

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   7.52%

14.      TYPE OF REPORTING PERSON:   CO

     This is Amendment No. 2 to the Schedule 13D (the "Amendment") filed on December 13, 1994 by American Holdings, Inc. ("AmHold") with respect to the beneficial ownership of Class A Shares, par value $1.00 per share, of Angeles Participating Mortgage Trust ("Shares"), a California business trust which qualifies as a real estate investment trust (the "Trust"). The capitalized terms used herein, which are not otherwise defined herein, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the previous filing, AmHold has acquired 25,800 additional Shares at an aggregate purchase price of $13,927.50, including any brokerage commissions. The additional Shares were purchased with AmHold's working capital.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on August 14, 1995, AmHold beneficially owned 191,700 Shares, representing 7.52% of the 2,550,000 Shares reported as outstanding for the quarter ended June 30, 1995.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment is incorporated herein by reference.

         (c) Exhibit C hereto sets forth all transactions in Shares effected by AmHold in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per share purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected on the American Stock Exchange.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -     Transactions  in Shares effected in the past 60 days
                         and not previously reported.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 14, 1995

                              AMERICAN HOLDINGS, INC.


                              By: /S/ JOHN W. GALUCHIE, JR.
                              -----------------------------
                              John W. Galuchie, Jr.
                              Executive Vice President

                                   EXHIBIT C

                                                     NUMBER OF               PRICE
  DATE                                            SHARES PURCHASED         PER SHARE*
--------                                          ----------------         ----------


06/23/95 ...............................            700                    .50
06/26/95 ...............................         10,200                    .50
06/26/95 ...............................          1,000                    .50
06/27/95 ...............................          3,000                    .50
07/27/95 ...............................            200                    .50
08/02/95 ...............................          3,600                    .50
08/09/95 ...............................          1,200                    .50
08/11/95 ...............................            700                    .50
08/14/95 ...............................          2,100                    .50

*Exclusive of brokerage commissions, if any.
